

November 1, 2021

Lewis Fanger
Chief Financial Officer
FULL HOUSE RESORTS INC
One Summerlin
1980 Festival Plaza Drive, Suite 680
Las Vegas, Nevada 89135

       Re: FULL HOUSE RESORTS INC
             Registration Statement on Form S-3
             Filed October 28, 2021
             File No. 333-260566

Dear Mr. Fanger:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Ambrogi at 202-551-4821 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction

cc: John C. Jeppsen